Item 77D

SCUDDER BLUE CHIP FUND

Scudder Blue Chip Fund changed its name-related investment policy. Prior to March 1, 2002, the Fund's policy stated that the fund pursues its goal by investing at least 65% of total assets in common stocks of large U.S. companies (those with market values of $1 billion or more). As of December 31, 2000, companies in which the fund invests have a median market capitalization of approximately $36 billion. In choosing stocks, the portfolio managers look for attractive "blue chip" companies: large, well-known, established companies with sound financial strength whose stock price is attractive relative to potential growth. The policy was revised as follows: Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks of large U.S. companies that are similar in size to the companies in the S&P 500 Index and that the portfolio managers consider to be "blue chip" companies. "Blue chip" companies are large, well known companies that typically have an established earnings and dividends history, easy access to credit, solid positions in their industries and strong management. As of December 31, 2000, companies in which the fund invests have a median market capitalization of approximately $36 billion. In choosing stocks, the portfolio managers look for "blue chip" companies whose stock price is attractive relative to potential growth.